UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 25, 2021

NTN BUZZTIME, INC.

(Exact name of registrant as specified in charter)

Delaware	001-11460	31-1103425
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6965 El Camino Real, Suite 105-Box 517
Carlsbad, California	92009
(Address of principal executive offices)	(Zip Code)

(760) 438-7400

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	NTN	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.[  ]

Item 8.01	Other Events.

NTN Buzztime, Inc. (“NTN”) may post one or more the following messages on various social media platforms, including Twitter, Facebook and Instagram and also to NTN’s Buzztime network, from time to time beginning on February 25, 2021:

Please VOTE now as part of the $NTN special meeting of stockholders scheduled on March 15, 2021 at 9:00 a.m. Pacific Time. Your vote is critical and our board of directors strongly recommends shareholders vote “FOR” the proposals discussed in our proxy statement/prospectus/consent solicitation statement. [URL inserted here.]

$NTN Stockholders – it’s not too late to cast your vote. Every Vote Counts! Vote now and be a part of the vote for the proposed $NTN – Brooklyn merger. Even if you don’t own the shares now, but owned them on February 8th, 2021, you have voting rights, and we need your vote. Online and telephone voting ends March 14, 2021 at 11:59pm Eastern Time. Call Alliance Advisors at 866-329-8430 for more information. [URL inserted here.]

$NTN Stockholders – voting is now open on the $NTN – Brooklyn proposed merger, the proposed asset sale and the related proposals. Vote now, as every vote counts. Please feel free to comment, retweet and share! [URL inserted here.]

Hey @Robinhoodapp traders – every vote counts. Vote now on the $NTN – Brooklyn proposed merger, the proposed asset sale and the related proposals. Even if you no longer own the shares, but owned them as of February 8, 2021, you have voting rights and we need your vote. Online and telephone voting ends March 14, 2021 at 11:59pm Eastern Time. Call Alliance Advisors at 866-329-8430 for more information. For additional information, please read the proxy statement/prospectus/consent solicitation statement. [URL inserted here.]

Voting is fun and important! The $NTN board of directors has determined that the proposals to be voted on is in the best interest of $NTN and its stockholders. Vote now, as the special meeting of stockholders on March 15, 2021 is quickly approaching. Call Alliance Advisors at 866-329-8430 for more information. [URL inserted here.]

Calling ALL $NTN shareholders who owned shares as of the record date of February 8, 2021. Voting is now open for the exciting proposed merger with Brooklyn ImmunoTherapeutics. Vote now. Retweet and Share! [URL inserted here.]

The Brooklyn merger CANNOT HAPPEN unless the Series A voting proposal is approved at the special meeting. The giving of voting rights to Series A shares is critical to Brooklyn for tax reasons, and a prerequisite to the completion of the merger. More info here. Please vote FOR the Series A voting proposal today! [URL inserted here.]

Post your “I VOTED” sticker, Tweet & Share if you’re an $NTN Shareholder as of the record date February 8, 2021 and have already cast your vote for the exciting proposed merger with Brooklyn Immunotherapeutics, the proposed asset sale and related proposals. [URL inserted here.]

Did you receive our proxy materials? Your vote is important even if you no longer own the shares. Please VOTE at www.proxyvote.com to support the Brooklyn – NTN Merger. [URL inserted here.]

$NTN Stockholders – voting is now open for the exciting $NTN – Brooklyn proposed merger, the proposed asset sale and the related proposals. Vote now as every vote counts. Call Alliance Advisors at 866-329-8430 for more information. [URL inserted here.]

What have you voted on this month? If you’re an $NTN stockholder, you should vote on the proposed merger with Brooklyn Immunotherapeutics, the proposed asset sale and related proposals. Tweet, Share and Vote Now! Call Alliance Advisors at 866-329-8430 for more information. [URL inserted here.]

Voting is important - even if you no longer own your shares, please VOTE if you held them as of the record date of February 8, 2021. Call Alliance Advisors at 866-329-8430 for more information. [URL inserted here.]

$NTN Stockholders – it’s not too late to cast your vote. Every Vote Counts! Vote now and be a part of the vote for the proposed $NTN – Brooklyn merger. Even if you don’t own the shares now, but owned them on February 8th, 2021, you have voting rights, and we need your vote. Online and telephone voting ends March 14, 2021 at 11:59pm Eastern Time. Call Alliance Advisors at 866-329-8430 for more information. [URL inserted here.]

Online and telephone voting Closes at 11:59pm ET TONIGHT. Please cast your VOTE now “FOR” the merger, the Series A voting right, the asset sale and related proposals. Voting is made easy at www.proxyvote.com. [URL inserted here.]

* * *

No Offer or Solicitation

This release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in connection with the proposed merger contemplated by the agreement and plan of merger and reorganization between NTN and Brooklyn dated August 12, 2020 shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger and asset sale, NTN filed relevant materials with the SEC, including a registration statement on Form S-4, that will serve as a proxy statement and prospectus of NTN and a consent solicitation statement for the beneficial holders of Brooklyn’s Class A membership units, and will be mailed or otherwise disseminated to NTN stockholders and to the beneficial holders of Brooklyn’s Class A membership units if and when it becomes available. INVESTORS AND SECURITY HOLDERS OF NTN AND BROOKLYN ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NTN, BROOKLYN, THE PROPOSED MERGER AND ASSET SALE, AND RELATED MATTERS. The proxy statement/prospectus/consent solicitation statement and other relevant materials (when they become available) and any other documents filed by NTN with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by NTN by directing a written request to: NTN Buzztime, Inc, 6965 El Camino Real, Suite 105-Box 517, Carlsbad, California 92009. Investors and security holders are urged to read the proxy statement/prospectus/consent solicitation statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger and asset sale.

Participants in the Solicitation

NTN and its directors, executive officers and certain other members of management and employees, Brooklyn and its managers and officers, and eGames.com and its managers and officers may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of NTN with respect to the proposed merger and asset sale and related matters. Information about the directors and executive officers of NTN, including their ownership of shares of common stock is set forth in NTN’s Annual Report on Form 10-K for the year ended December 31, 2019 and Amendment No. 1 thereto, which were filed with the SEC on March 19, 2020 and April 27, 2020, respectively (the “2019 Annual Report”). Additional information regarding the persons or entities who may be deemed participants in the solicitation of proxies from NTN stockholders, including a description of their interests in the proposed merger and asset sale, by security holdings or otherwise, are included in the proxy statement/prospectus/consent solicitation statement referred to above and other relevant documents to be filed with the SEC when they become available. As described above, these documents will be available free of charge at the SEC’s website or by directing a written request to NTN. Neither the managers or officers of Brooklyn nor the managers or officers of eGames.com currently hold any interests, by security holdings or otherwise, in NTN.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are any statements that are not statements of historical fact and may be identified by terminology such as “expect,” “intend,” “plan,” “believe,” “anticipate,” “may,” “will,” “would,” “should,” “could,” “contemplate,” “estimate,” “predict,” “potential” or “continue,” or the negative of these terms or other similar words. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those stated or implied in any forward-looking statement as a result of various factors, including, but not limited to: (i) risks that the conditions to the closing of the proposed merger and/or asset sale are not satisfied, including the failure of NTN and Brooklyn to timely obtain the requisite stockholder and member approvals for the merger and/or asset sale and related matters or to meet the net cash and capitalization requirements under the merger agreement, as applicable; (ii) uncertainties as to the timing of the consummation of the proposed merger and asset sale and the ability of each party to consummate the proposed merger and asset sale; (iii) risks related to NTN’s and Brooklyn’s ability to manage their respective operating expenses and expenses associated with the proposed merger and asset sale, as applicable, pending closing of the merger; (iv) the risk that, as a result of adjustments to the exchange ratio, NTN stockholders and Brooklyn members could own more or less of the combined company than is currently anticipated; (v) NTN’s continued listing on the NYSE American; (vi) uncertainties related to the impact of the COVID-19 pandemic on the business and financial condition of NTN, Brooklyn and the combined company and the ability of NTN and Brooklyn to consummate the merger and NTN and eGames.com to consummate the asset sale; (vii) NTN’s ability to continue to operate as a going concern if the proposed merger or asset sale are not consummated in a timely manner, or at all; (viii) Brooklyn’s need for, and the availability of, substantial capital in the future to fund its operations and research and development activities; (ix) Brooklyn’s ability to successfully progress research and development efforts after the merger, including its manufacturing development efforts, and to create effective, commercially-viable products; (x) the success of Brooklyn’s product candidates in completing pre-clinical or clinical testing and being granted regulatory approval to be sold and marketed in the United States or elsewhere; (xi) the outcome of any legal proceedings that have been instituted against NTN, Brooklyn, eGames.com or others related to the merger agreement or the asset purchase agreement, as applicable; (xii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of either or both of those agreements; (xiii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger or asset sale; and (xiv) those risks and uncertainties discussed in NTN’s reports filed with the SEC, including its 2019 Annual Report, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, as well as other documents that may be filed by NTN from time to time with the SEC available at www.sec.gov.

You should not rely upon forward-looking statements as predictions of future events. NTN cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication speak only as of the date on which they were made. NTN does not undertake any obligation to update the forward-looking statements contained herein to reflect events that occur or circumstances that exist after the date hereof, except as may be required by applicable law or regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

NTN BUZZTIME, INC.

Date: February 25, 2021	By:	/s/ Sandra Gurrola
Sandra Gurrola
Sr. Vice President of Finance